September 19, 2006

Via facsimile (202-772-9368), Federal Express and EDGAR

Ms. Nili Shah
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:  Met-Pro Corporation
Form 10-K for the Fiscal Year Ended January 31, 2006 filed April 13, 2006
File No. 1-07763

Dear Ms. Shah:

I reply for Met-Pro Corporation to your letter dated August 23, 2006 regarding our Annual Report on Form 10-K filed on April 13, 2006, which was for its fiscal year ended January 31, 2006 and Form 10-Q filed on May 31, 2006.

1.	Critical Accounting Policies and Estimates, page 19:

a) Below is the footnote, including additional disclosures pursuant to paragraphs 19-21 of SFAS No. 142 as it would have appeared for the fiscal year ended January 31, 2006:

“Costs in excess of net assets of businesses acquired:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141, which was effective for business combinations completed after June 30, 2001, requires, among other things, that (1) the purchase method of accounting be used for all business combinations, (2) specific criteria be established for the recognition of intangible assets separately from goodwill and (3) additional information about acquired intangible assets be provided. SFAS No. 142, which became effective for the Company as of February 1, 2002, primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Among other things it requires that goodwill not be amortized for financial statement purposes; instead, management is required to test goodwill for impairment at least annually. The Company performed its annual impairment test for each reporting unit in the fourth quarter of the fiscal year ended January 31, 2006 using a fair value approach. The test for goodwill impairment involves significant judgment in estimating projections of fair value generated through future performance of each of the reporting units which comprise our operating segments. In calculating the fair value of the reporting units using the present value of estimated future cash flow method, we rely on a number of factors including operating results, sales projections, gross margin projections, business plans, economic projections, anticipated future cash flows and market data used in discounting those cash flows. Inherent uncertainties exist in determining and applying such factors. The discount rate used in the projection of fair value represents a weighted average cost of capital applicable to Met-Pro Corporation.

No impairment was present upon performing this test, since the fair value of each reporting unit exceeded its carrying value, including goodwill. At January 31, 2006, costs in excess of net assets of businesses acquired associated with the Company’s two business segments totaled $20,798,913.

The changes in the carrying amount of costs in excess of net assets of businesses acquired by business segment for the fiscal year ended January 31, 2006 are as follows:

Product Recovery/
Pollution Control	Fluid Handling
Equipment	Equipment	Total
Balance as of February 1, 2005	$19,066,431	$1,732,482	$20,798,913
Goodwill acquired during the period	-	-	-
Balance as of January 31, 2006	$19,066,431	$1,732,482	$20,798,913
"

2.	Note 10 - Other Income/(Expense), Net, page 45:

a) Below is a detailed breakdown of the items included in the Other Income/(Expense), Net, which are included in footnote 10 of the Company’s Form 10-K for the fiscal year ended January 31, 2006:

2006	2005	2004
Gain/(loss) on sale of property and equipment	($13,131)	$6,358	($24,906)
Other, primarily interest income	629,035	282,200	207,642
Unusual charge - patent litigation	-	(135,292)	(1,292,242)
	$615,904	$153,266	($1,109,506)

The litigation charges of $135,292 and $1,292,242 for the fiscal years ended January 31, 2005 and 2004, respectively, are related to an unusual charge for legal expenses incurred in defending unsupported allegations that products sold by one of the Company’s reporting units infringed on a competitor’s intellectual property rights. In February 2004, we settled this litigation with no admission of liability for a nominal amount which is included with legal fees in the $135,292 of charges for the fiscal year ended January 31, 2005.

These litigation charges were unusual in amount and unrelated to the ordinary business operations of the Company. Based upon the unusual nature of this litigation, these expenses were included as a separate item in the Other Income/(Expense), Net section of the Company’s multiple-step Consolidated Statement of Operations, which is presented separately before tax prior to income from continuing operations. Paragraph 26 of APB No. 30 requires disclosure of material events or transactions that are unusual in nature or occur infrequently as a separate component before tax prior to income from continuing operations. In addition, Met-Pro Corporation disclosed diluted and basic earning per shares including these unusual legal charges.

Management clearly disclosed and explained these charges in the footnotes of the Form 10-K and in Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Form 10-K for each of the fiscal years ended January 31, 2006, 2005 and 2004. In addition, in numerous other documents including Form 10-Q’s, news releases and letters to shareholders, management clearly identified these litigation expenses related to a patent infringement allegation.

b) As stated in paragraph 25 of SFAS No. 144, “an impairment loss recognized for a long-lived asset (asset group) to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business enterprise and in income from continuing operations in the statement of activities of a not-for-profit organization. If a subtotal such as income from operations is presented, it shall include the amount of this loss.” During the three year period ended January 31, 2006, Met-Pro Corporation did not recognize a loss due to an impairment of a long-lived asset and therefore paragraph 25 of SFAS No. 144 did not apply.

Management periodically evaluates as events or circumstances indicate a possible inability to recover the carrying value of a long-lived asset. Such evaluation is based on various analyses, including undiscounted cash flow and profitability projections that incorporate, as applicable, the impact on the existing business. The analyses necessarily involve significant management judgment. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

The gain/(loss) on the sale of property and equipment totaling ($13,131), $6,358 and ($24,906) for the fiscal years ended January 31, 2006, 2005 and 2004, respectively, is related to the sale and/or disposal of automobiles and equipment during the respective periods. During this three year period the gain/(loss) of property and equipment did not include any impairment losses.

In the Company’s multiple-step Consolidated Statement of Operations the gain/(loss) on the sale and/or disposal of these automobiles and equipment were included as a separate item in the Other Income/(Expense), Net section, which is presented separately before tax prior to income from continuing operations.

3.	Note 11 - Business Segment Data, page 45:

Our Product Recovery/Pollution Control Equipment and Fluid Handling Equipment segments, after the realignment of Division C (Sethco), which has been moved to the fluid handling equipment segment, effective February 1, 2006, are in accordance with paragraph 17 of SFAS No. 131, which states that the segments are similar in the a) nature of the products and services, b) nature of the production process, c) type of customer for their products, d) methods used to distribute their products and e) regulatory environment. Detailed descriptions of these characteristics for each of the reporting units that make up our operating segments are listed below:

Product Recovery/Pollution Control Equipment Segment:

Flex-Kleen Division, located in Itasca, Illinois, operating with the Company’s wholly-owned subsidiary, Flex-Kleen Canada Inc., is a leading supplier of product recovery and dry particulate collectors that are used primarily in the process of manufacturing industrial and consumer goods, food products and pharmaceuticals. While some of Flex-Kleen’s products are used for nuisance collection of particulates to conform to environmental concerns, the larger portion of its sales activity is for product collection and is process driven. Flex-Kleen’s products are sold through manufacturer’s representatives located across the United States and Canada.

Pristine Water Solutions Inc. (“Pristine”), located in Waukegan, Illinois, is a leading manufacturer of safe and reliable water treatment compounds. Pristine is the consolidation of the Company’s Stiles-Kem Division and Pristine Hydrochemical Inc. businesses including product lines and operations. This consolidation was effective as of February 1, 2006. Products sold by Pristine have been used in the public drinking water industry since 1955. Pristine’s Aquadene™ products are designed to eliminate problems created by high iron and manganese levels in municipal water systems and to reduce scaling and general corrosion tendencies within water distribution piping systems as well as help municipalities meet soluble lead and copper limits in drinking water. These food grade products are NSF/ANSI approved for health considerations in municipal drinking water supplies and are certified to meet or exceed existing state and federal guidelines. Pristine’s product line also includes coagulant and flocculent polymer products for both municipal and industrial applications as well as a chlorine dioxide treatment program for municipal drinking water disinfection, which improves water clarity, reduces sludge volume and also helps customers reduce trihalomethane formation as required by the EPA. In addition, Pristine markets and sells a line of Bio-Purge™ products for drinking well water remediation as well as boiler and water cooling chemicals and services to industrial and commercial markets allowing customers to maximize their heat transfer efficiency and save operating costs through energy conservation. Pristine sells its products directly through Company regional sales managers or agents and through a network of distributors located in the United States and Canada, and offers technical and laboratory customer support from the Waukegan facility.

Sethco Division, which we have relocated to our recently expanded Telford, Pennsylvania facility, designs, manufactures and sells corrosion resistant pumps, filter chambers and filter systems with flow rates up to about 250 gallons per minute. These products are used extensively in the metal finishing, electronics, chemical processing and waste water treatment industries. Sethco’s products are sold directly through Company regional sales managers and through a worldwide network of non-exclusive distributors, catalog houses and original equipment manufacturers.

Strobic Air Corporation, located in Harleysville, Pennsylvania, designs and manufactures patented laboratory fume hood exhaust systems and specialty blowers and industrial fans for industrial applications including university laboratories, hospitals, semiconductor manufacturers, government laboratories, pharmaceutical, chemical, petrochemical plants and other testing laboratory facilities. Sales, engineering and customer service are provided both internally and through a network of manufacturer’s representatives located in offices worldwide.

Duall Division, located in Owosso, Michigan, is a leading manufacturer of industrial and municipal air and water quality control systems. The Division’s major products include chemical and biological odor control systems, fume and emergency gas scrubbers, wet particulate collectors, air strippers and degasifiers for contaminated groundwater treatment, ducting and exhaust fans. All equipment is fabricated from corrosion resistant materials. Duall’s support services include pilot studies, engineering, installation and performance testing. Duall products are sold both domestically and internationally to the metal finishing, plating, wastewater treatment, composting, food processing, chemical, printed circuit, semiconductor, steel pickling, pharmaceutical, battery manufacturing and groundwater remediation markets. Market specific sales managers and factory trained manufacturer’s representatives sell Duall’s engineered systems to industrial and municipal clients.

Systems Division, located in Kulpsville, Pennsylvania, is a leader in the supply of custom designed and manufactured air and water pollution control equipment. Systems Division’s air pollution control capabilities include: carbon adsorption systems for the concentration and recovery of volatile solvents, thermal and catalytic oxidation systems, regenerative thermal oxidizers, enclosed flares and the supply of abatement catalysts. These systems are custom engineered for clients in the automotive, aerospace and furniture industries. Additional applications include painting, pharmaceutical, ethanol, chemical, electronics, food processing and printing industries. Systems Division also offers a full range of catalyst products for the oxidation of pollutants, which include catalysts for the oxidation of chlorinated solvents and low temperature oxidation catalysts. Systems Division products are sold worldwide by a combination of in-house personnel and manufacturer’s representatives.

Fluid Handling Equipment Segment:

Mefiag®, operating as the Company’s wholly-owned subsidiary, Mefiag B.V., located in Heerenveen, The Netherlands, the Mefiag Division, located in Owosso, Michigan, and the Company’s indirect wholly-owned subsidiary established in the fiscal year ended January 31, 2006, Mefiag (Guangzhou) Filter Systems Ltd., located in Guangzhou, the People’s Republic of China designs, manufactures and sells filter systems utilizing horizontal disc technology for superior performance, particularly in high efficiency and high-flow applications. Mefiag® filters are used in tough, corrosive applications in the plating, metal finishing and printing industries. Worldwide sales are accomplished directly through Company regional sales managers, qualified market-based distributors and original equipment manufacturers located throughout Europe, the United States, Asia and other major markets around the world.

Keystone Filter Division, located in Hatfield, Pennsylvania, is an established custom pleater and filter cartridge manufacturer. The Division provides custom designed and engineered products which are currently used in a diversity of applications such as the nuclear power industry, components in medical equipment and in indoor air quality equipment. Keystone Filter also provides standard filters for water purification and industrial applications. Sales and customer service are provided directly through Company regional sales managers and through a non-exclusive distributor network.

Dean Pump Division, located in Indianapolis, Indiana, designs and manufactures high quality pumps that handle a broad range of industrial and commercial applications. Industrial users include the chemical, petrochemical, refinery, pharmaceutical, plastics, pulp and paper, and food processing industries. Commercial users include hospitals, universities and laboratories. Both groups choose Dean Pump products particularly for their high temperature applications. The Division’s products are sold worldwide through an extensive network of distributors.

Fybroc Division, located in Telford, Pennsylvania, is a world leader in the manufacture of fiberglass reinforced plastic (“FRP”) centrifugal pumps. These pumps provide excellent corrosion resistance for tough applications including pumping of acids, brines, caustics, bleaches, seawater and a wide variety of waste liquids. Fybroc’s second generation epoxy resin, EY-2, allows the Company to offer the first corrosion resistant and high temperature FRP thermoset pumps suitable for solvent applications. The EY-2 material also expands Fybroc’s pumping capabilities to include certain acid applications such as high concentration sulfuric acid (75-98%). Fybroc pumps are sold to many markets including the chemical, petrochemical, pharmaceutical, fertilizer, pesticides, steel, pulp and paper, electric utility, aquaculture, aquarium, commercial marine/navy, desalination/water reuse, and industrial and municipal waste treatment industries. The Division’s products are sold worldwide through an extensive network of distributors.

As stated in the previous letter dated August 15, 2006, management continuously evaluates the reportable operating segment in which each reporting unit is included. Over the past year, the Sethco Division’s product line has moved from the manufacture of pollution control systems to corrosion resistant pumps. During the first quarter ended April 30, 2006, the Sethco operation was moved from Hauppauge, New York to the Fybroc (included in the Fluid Handling Equipment segment) facility in Telford, Pennsylvania, which also manufactures corrosion resistant fiberglass reinforced pumps. With this realignment, management consolidated the operations of Sethco Division and Fybroc Division and consolidated the financial reporting system for both entities.

4.	Note 13 - Contingencies, page 46:

As you requested, we have deleted the phrase “to the extent not covered by insurance” in the proposed disclosure. Our proposed disclosure in response to the comment is as follows:

“Beginning in 2002, the Company and/or one of its divisions began to be named as one of many defendants in asbestos-related lawsuits filed predominantly in Mississippi on a mass basis by large numbers of plaintiffs against a large number of industrial companies including, in particular, those in the pump and fluid handling industries. More recently, the Company and/or this division have been named as one of many pump and fluid handling defendants in asbestos-related lawsuits filed in New York and Maryland by individual plaintiffs, sometimes husband and wife. To a lesser extent, the Company and/or this division have also been named together with many other pump and fluid handling defendants in these type of cases in other states as well. The complaints filed against the Company and/or this division have been vague, general and speculative, alleging that the Company, and/or this division, along with the numerous other defendants, sold unidentified asbestos-containing products and engaged in other related actions which caused injuries and loss to the plaintiffs. The Company believes that it and/or a division have meritorious defenses to the cases which have been filed and that none of its and/or this division’s products were a cause of any injury or loss to any of the plaintiffs. The Company’s insurers have hired attorneys who together with the Company are vigorously defending these cases. The Company and/or this division have resolved and been dismissed from a large number of these cases, and, in less than ten cases, have entered into economic settlements in amounts acceptable to and paid by the Company’s insurance carriers. Most of the cases currently pending against the Company and/or one of its divisions have not advanced beyond the early stages of discovery, although several cases in different jurisdictions are on schedules leading to trial. The Company expects that any payments which may be required in pending cases will be paid by insurance, and the Company has not accrued any amount in its financial statements for any such payment. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based upon the present information including the Company’s assessment of the facts of each particular claim as well as the status of the Company’s insurance coverage, the Company believes that no pending asbestos case will have a material adverse impact upon the Company’s results of operations, liquidity or financial condition.”

5.	Note 13 - Contingencies, page 46:

In response to your comment, please be advised that Met-Pro has total loss contingencies associated with “other litigation” (the non-asbestos litigation) in the amount of $25,000 as of July 31, 2006. These loss contingencies relate to deductible amounts on insured claims and our reasonably estimated losses for claims for which there is no insurance coverage. We have no “insurance receivables,” but if we did, we confirm that we would record them separately from any loss contingencies. We confirm to you that the range of reasonably possible additional losses as of July 31, 2006 (the date of our most recent fiscal quarter) for “other litigation” was not material. As you requested, we have deleted the phrase “to the extent not covered by insurance” in the proposed disclosure.

Our proposed disclosure is as follows:

“The Company is also party to a small number of other legal proceedings arising in the ordinary course of business. Although the ultimate outcome of any legal matter cannot be predicted with certainty, based upon the present information including the Company’s assessment of the facts of each particular claim as well as accruals and insurance coverage, the Company believes that no pending proceeding will have a material adverse impact upon the Company’s results of operations, liquidity, or financial condition.”

6.	Form 10-Q for the Fiscal Quarter Ended April 30, 2006, Controls and Procedures, page 20:

Met-Pro Corporation’s disclosure controls and procedures were effective as of the end of the first quarter ended April 30, 2006. In response to the comment, our proposed disclosure in future filings is as follows:

“(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of the end of the period covered by this report, are designed and functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in Internal Control over Financial Reporting

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) during our most recent fiscal quarter. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that no change in our internal control over financial reporting occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

In connections with the responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above information provides all the information your comment letter required.

Sincerely,

/s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance